Exhibit 99.1

Enerplus Announces Voting Results from the 2021 Annual Meeting of Shareholders

CALGARY, AB, May 6, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held on Thursday, May 6, 2021.  Each of the matters is described in greater detail in the 2021 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 16, 2021 (the "Circular").

1. Election of Directors

Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

2. Appointment of Auditors

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Judith D. Buie	126,546,657	99.10%	1,152,964	0.90%
Karen E. Clarke-Whistler	126,748,448	99.26%	951,173	0.74%
Ian C. Dundas	126,685,433	99.21%	1,014,188	0.79%
Hillary A. Foulkes	126,714,407	99.23%	985,214	0.77%
Robert B. Hodgins	110,044,452	86.17%	17,655,169	13.83%
Susan M. MacKenzie	125,033,006	97.91%	2,666,615	2.09%
Elliott Pew	126,655,190	99.18%	1,044,431	0.82%
Jeffrey W. Sheets	126,843,395	99.33%	856,226	0.67%
Sheldon B. Steeves	126,530,445	99.08%	1,169,176	0.92%

Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent

149,374,762	99.64%	537,266	0.36%

3. Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
118,681,349	92.94%	9,018,269	7.06%

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2021/06/c0907.html

%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

CO: Enerplus Corporation

CNW 18:00e 06-MAY-21